THE PLAN

FORM C/A
Offering Memorandum

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations.

§227.201(A) – BASIC INFORMATION ABOUT THE COMPANY

Name of Company	11 Hair Stories, LLC
State of Organization	Massachusetts
Date Company Was Formed	June 6th, 2018
Kind of Entity	Limited Liability Company
Street Address	420 Dwight Street, Wauregan Building - Unit B Holyoke, MA 01040
Website Address	https://theplanholyoke.wixsite.com/home

§227.201(B) – DIRECTORS AND OFFICERS OF THE COMPANY

Person #1

Name	Tiffany Duchesne	
All positions with the Company and How Long for Each Position	Position Owner/Co-Founder of The Plan	How Long Since June 26, 2018
Business Experience During Last Three Years	Owner, Stylist, and Educator of Carve hair shop	
Principal Occupation During Last Three Years	Owner of Carve hair shop	

Has this Person Been Employed by Anyone Else During the Last Three Years?	Yes	
If Yes, List the Name of the Other Employer and their Principal Business	Name Carve Beauty Bar	Business Category Hair Salon

Person #2

Name	Chelsea Falcetti	
All positions with the Company and How Long for Each Position	Position Owner/Co-Founder of The Plan	How Long June 26, 2018
Business Experience During Last Three Years	Owner, Stylist, and Educator of Carve hair shop	
Principal Occupation During Last Three Years	Owner of Carve hair shop	
Has this Person Been Employed by Anyone Else During the Last Three Years?	Yes	
If Yes, List the Name of the Other Employer and their Principal Business	Name Carve Beauty Bar	Business Category Hair Salon

§227.201(C) – EACH PERSON WHO OWNS 20% OR MORE OF THE VOTING POWER

Name	Tiffany Duschene
Name	Chelsea Falcetti

§227.201(D) – THE COMPANY'S BUSINESS AND BUSINESS PLAN

Invest in a sustainable, mission-driven beauty company in the City of Holyoke.

The traditional way to describe *The Plan* is "a salon". We offer a full menu of hair, skin, and beauty services - but that description alone sells us short. We are a sustainable, mission-driven beauty company working to help elevate our employees, our customers, our industry, and most importantly our community. We will be using our business as a force for positive change, starting with helping to revitalize downtown Holyoke. We have leased a space in the Wauregan Building on Dwight Street, and have plans to bring beauty back to this former paper mill with the help of our architect, Noah Modie, from Oxbow Design Build. *The Plan* is a beauty company that stands 100% behind the idea that beauty is much deeper than a look. We want to be part of not only making people look better, but also feel better. We care about sustainability and want to do our part for a greener future. We have some of the most talented and educated stylists and estheticians in the region, but we promise that *The Plan* is more than just a salon.

Our Story

As founders, we are bringing 30 years of combined experience working in the hair and beauty industry, including two years as owners and founders at another salon that grossed $1 million in our first year of business. Earlier this year we left that salon after deciding we wanted to move in another direction. We are staying true to our vision and our values no matter what it takes. This mindset is how *The Plan* was born. Although this is a new business, we are bringing extensive experience from running our first business. We learned so many valuable lessons, including the importance of accountability, transparency, relationships with our clients and employees, and the importance of building a strong and consistent culture. We are now clearer than ever on our *plan,* and we have proved that we have the perseverance, passion, and leadership to not stop working until it's in place.

Intended Use of Offerings

The Plan has leased a space in the Wauregan Building, a former paper mill on Dwight Street in Holyoke. The proceeds will be used to move the build out of the space to the next phase. Our architect, Noah Modie from Oxbow Design Build, is helping us create a design that will rehab the space back to its natural beauty. At our maximum target, we will be able to fully furnish our space and buy initial product lines, allowing us to open our doors.

Please note that an additional loan is in the process of being secured outside of MainVest to cover all remaining startup costs and provide working capital.

Business Model

The Plan is a new business on paper, but we will be opening our doors with 7 stylists (including owners), and one esthetician, all established and with a following built over the last 15 years. This combination of an experienced team and a loyal client base will allow us to start quickly generating projected revenue as soon as our doors open.

Key Facts
- 90% of The Plan's revenue will come from traditional salon services provided to our clients. The remaining 10% will come from product sales and events
- Projected to earn $700k in revenue in year 1 (conservative forecast based off actual figures from our last salon business venture)
- Our two largest costs are variable costs - commission paid to our stylists and esthetician will be roughly 18% of revenue, and hair color will be about 7.5% of revenue
- Our two largest fixed costs are for our lease and wages paid to hourly employees (assistants, receptionist, maintenance/cleaning)

Plans For Expansion
- Operations will begin with 7 stylists, but there is room for another 8+ stylists which will help drive growth in our service sales
- Year 1's focus will be primarily on sales from service for individual clients, with only $25,000 forecasted to come from special events and parties. By Year 2 we would like to hire an event coordinator who will focus on organizing events and parties, so we can grow that revenue stream through weddings, pop-up shop events, etc.
- Education will become a focus of The Plan by Year 2. We want to become an education hub for not only our stylists but stylists from any other salon in the country. We will collaborate with top talent to offer training, education, and mentoring at our salon, allowing us to help shape the industry while creating an entirely new revenue stream not included in our current projections.

Market Analysis

The hair salon industry is set to continue growing over the next five years, and is expected to out perform the United States general economy during that time. Two of the key drivers of success in our industry are an ability to keep up with trends, and having a loyal customer base, two areas of strength for *The Plan*.
When it comes to competition, we have a unique perspective. We are aware of the other salons that exist in our city and the entire Pioneer Valley, but we are not in the business of competing against them. We believe this approach will actually become a competitive advantage in itself, because this outlook is not the norm in the beauty industry. Our business will thrive on collaboration, even if it means collaborating with another local salon that others may view as a competitor. We know we can better educate ourselves and our team, and more quickly transform the beauty industry, when we bring the talent and passion of all local stylists together.

Key Differentiators

While we aren't trying to compete, we are definitely trying to be different. Below are some of the things that set us apart from your traditional hair salon. We are building a business to fulfill a need that no other salon in the Pioneer Valley has been able to fulfill yet.

Sustainable Beauty: We will utilize sustainable products, energy, and systems wherever possible. This will allow us to attract a new demographic of clients that are searching for a high-quality, eco-friendly salon in Western Massachusetts, while being able to add value for our existing clients at the same time.
• We are the only *Davines* Flagship partner in the Pioneer Valley. Our entire hair product line will be from *Davines*, a beauty company committed to minimizing their impact on the environment, and doing their part not to compromise the quality or quantity of natural resources. They offer plant based products, with ingredients from farms in Italy, all packaged with recycled materials.
• We are one of only two *Green Circle Salons* in the Pioneer Valley. This partnership will allow us to re-purpose and recover up to 95% of the resources that were once considered waste; materials such as hair, leftover hair color, foils, color tubes, aerosol cans, paper and plastics.
• We plan to use *Eco-Heads* on our sinks, a product that reduces water & energy use by up to 65%
• We will offer an in-salon *Beauty Counter shop*, allowing our clients to conveniently shop for safer skin care and make-up. Beauty Counter creates products that have been sourced sustainably and screened rigorously, ensuring the highest safety for its consumers and the environment.
• We will be operating in a city relying on several solar and hydro facilities. In 2017, 95% of the electricity sold was carbon free. Holyoke is on track to be one of the greenest cities in the country by 2019.

Mission Driven: While we will always take the best care of our clients' hair and skin, we have a plan to also do so much more than that.
• We want to use our business as a force for good. With that in mind, we will be working from day one to become a Certified B Corporation within 5 years. Certified B Corporations measure success not only by profits, but also based on the impact they have on people, the planet, and contributing towards positive change.
• We are committed to the City of Holyoke and our community. When we say this we mean it. We are already giving back and we haven't even opened our doors yet. We have mentored students from Holyoke High School as well as the Holyoke Boys and Girls Club. We will continue to build partnerships with local non-profits in order to continuously help elevate the citizens of Holyoke.
•We want to create a movement to redefine the beauty industry. We are breaking down barriers and removing stigma often found within beauty salons. Labor abuse is far too common, and often times cosmetology schools aren't giving students the 21st education they need to excel. We will have a mentoring program setup for our employees that will allow them to develop their skills and learn the salon business, including laws and employee rights, while empowering them to achieve their goals. We also want to advocate to see positive change in the beauty industry as a whole, including changes to the beauty school curriculum.

The Experience: We want to make our clients not just look good, but also feel good. They are more than just a body in a chair, and beauty is defined by more than just looks.
• We believe in compassion, self-care, positive thinking, and kindness, and will spread this in our salon every day.
• We are authentic and transparent. We believe in doing the right thing always. If something isn't right, we will make it right.
• We strive to be an inclusive and completely judgement free space. Everyone will be treated equally and everyone will actually feel welcome when they walk through our doors.

§227.201(E) – NUMBER OF EMPLOYEES

The Company currently has **2 employees**.

§227.201(F) – RISKS OF INVESTING

Required Statements

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Please refer to Appendix A for risks of investing in this investment.

Risks in Educational Materials

Our [Educational Materials](#) list risks that are common to many of the companies on the MainVest platform.

§227.201(G) – TARGET OFFERING AMOUNT AND OFFERING DEADLINE

Target Offering Amount	$75,000
Offering Deadline	January 7, 2019

Required Statement

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

§227.201(H) – COMMITMENTS THAT EXCEED THE TARGET OFFERING AMOUNT

Will the company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering (it may not exceed $1,070,000)?	$107,000
If Yes, how will the company deal with the oversubscriptions?	The Plan will accept subscriptions on a first-come, first-served basis.

§227.201(I) – HOW THE COMPANY INTENDS TO USE THE MONEY RAISED IN THE OFFERING

The Company is Reasonably Sure it Will Use the Money as Follows

Use of Money	How Much (if Minimum)	How Much (if Maximum)
Compensation to MainVest	$4,500	$6,420
Buildout of Property	$70,500	$70,500
Cost of Equipment	$0	$20,000
Inventory	$0	$10,080
TOTAL	$75,000	$107,000

§227.201(J) – THE INVESTMENT PROCESS

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, press the ***Invest*** button
- Follow the instructions

To Cancel Your Investment

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to your dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

NOTE: For more information about the investment and cancellation process, see these Educational Materials.

Required Statements

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

§227.201(K) – MATERIAL CHANGES

Required Statement

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

EXPLANATION: A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

§227.201(L) – PRICE OF THE SECURITIES

MAINVEST

The Company is offering "securities" in the form of Revenue Sharing Notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

§227.201(M) – TERMS OF THE SECURITIES

Overview

The Company is offering "securities" in the form of Revenue Sharing Notes, which we refer to as "Notes." Many of the terms of the Notes are set forth in a separate document called the Note Indenture. Copies of the form of Note the Company will issue, and the Note Indenture, are attached to this Form C.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Note Indenture. Copies of the form of Note the Company will issue, and the Note Indenture, are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page:

CAP
1.2×

PERCENTAGE OF REVENUE*
4.0-5.0%**

SENIORITY
Subordinated

MATURITY DATE
Dec. 31, 2024

SECURITIZATION
Unsecured

*as further defined in the note agreement

**The rate of revenue sharing is calculated on a linear scale, with a minimum rate of 4% and a maximum rate of 5% (rounded to the nearest 1/10th percent). The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

The Notes will be illiquid (meaning you might not be able to sell them) for four reasons:

- The Note Indenture prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.

MAINVEST

- By law, for a period of one year you won't be allowed to transfer the Notes except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

As a result, you should plan to hold your Note until maturity.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Note Indenture may be amended with the written consent of (i) the Company, and (ii) Investors who own more than fifty percent (50%) of all such Notes issued in the same offering, measured by the total amount outstanding under each Note.

Other Classes of Securities

The Company has outstanding the following securities:

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	n/a
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	n/a
How These Securities Differ from the Promissory Notes Offered to Investors	n/a

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (*e.g.*, other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name	Percentage of Voting Rights
Tiffany Duchesne	50%
Chelsea Falcetti	50%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you or, if the Company doesn't make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued
The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

§227.201(N) – THE FUNDING PORTAL

The Plan is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. SEC File number is 007-00162, and Central Registration Depository (CRD) number is 298384.

§227.201(O) – COMPENSATION OF THE FUNDING PORTAL

The Company will compensate MainVest, Inc. as follows:

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed.

MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest, Inc. to acquire an interest.

§227.201(P) – INDEBTEDNESS OF THE COMPANY

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

§227.201(Q) – OTHER OFFERINGS OF SECURITIES WITHIN THE LAST THREE YEARS

Company Condition
The Company has not made any offerings with other third party regulation crowdfunding companies in the past three years

§227.201(R) – TRANSACTIONS BETWEEN THE COMPANY AND "INSIDERS"

Company Condition
The Company has not made any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

§227.201(S) – THE COMPANY'S FINANCIAL CONDITION

The Company was established in June 2018. As such, there are limited financial statements and information for the investor to review.

Without the funds the Company plans to raise through regulation crowdfunding on MainVest, the Company would need to find other funds for the completion of its buildout, equipment, and ultimately to launch the

Company. At this time, the Company will need to secure another form of capital (e.g. bank loan or equity investment) in order to launch the Company. The Company has no outstanding debt at the time of this offering.

§227.201(T) – THE COMPANY'S FINANCIAL STATEMENTS

<u>Historical Financial Statements</u>
Please see Appendix B for historical financial statements.

<u>Pro Forma Income Statement</u>
In order to illustrate the future earning potential of the Company, the Company provided a summary of its 5-year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section §227.201(F) of this Offering Memorandum for a list of the risks associated with an investment in the company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Revenue	$694,500	$722,280	$751,171	$781,218	$812,467
Costs & expenses	$520,134	$540,939	$562,576	$585,079	$608,483
Operating profit	$174,367	$181,341	$188,595	$196,139	$203,984
Bank Debt	$30,000	$30,000	$30,000	$30,000	$30,000
MainVest Debt (1)	$34,725	$36,114	$37,559	$20,002	$0
Cash Flow after debt repayment before taxes	$109,642	$115,227	$121,036	$146,136	$173,984

(1) Assumes a MainVest final offering of $107,000. If the final offering amount is lower than $107,000 and/or revenue is lower than projected, the total debt payments are expected to be lower.

§227.201(U) – DISQUALIFICATION EVENTS

EXPLANATION: A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Education Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts <u>before</u> May 16, 2016.

The answer for the Company is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(V) – UPDATES ON THE PROGRESS OF THE OFFERING

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

§227.201(W) – ANNUAL REPORTS FOR THE COMPANY

We will file a report with the Securities and Exchange Commission annually and post the report on our website at https://theplanholyoke.wixsite.com/home, no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file any more annual reports. We will notify you if that happens.

§227.201(X) – OUR COMPLIANCE WITH REPORTING OBLIGATIONS

EXPLANATION: This item requires a company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

§227.201(Y) – OTHER IMPORTANT INFORMATION PROSPECTIVE INVESTORS SHOULD KNOW ABOUT

The Issuer offers "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of Perks by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor Perks are not contractual conditions governed by the Note and are not enforceable under the Note.

(Z) - ADDITIONAL INFORMATION INCLUDED IN THE FORM C

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

APPENDIX A:
INVESTMENT RISKS

YOU MIGHT LOSE YOUR MONEY

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of the Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

LIMITED OPERATING HISTORY

The Company is a newly established entity and has no history for prospective investors to consider.

LACK OF ACCOUNTING CONTROLS

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

RELIANCE ON MANAGEMENT

As a securities holder, you will not be able to participate in the Company's management or vote on and/or influence any managerial decisions regarding the Company. Furthermore, if the founders or other key personnel of the Company were to leave the Company or become unable to work, the Company (and your investment) could suffer substantially.

FINANCIAL FORECASTS RISKS

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which the Company and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein.

INABILITY TO SELL YOUR INVESTMENT

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

THE COMPANY MIGHT NEED MORE CAPITAL

The Company might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

CHANGES IN ECONOMIC CONDITIONS COULD HURT THE COMPANY

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect the Company's financial performance or ability to continue to operate.

NO REGISTRATION UNDER SECURITIES LAWS

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

INCOMPLETE OFFERING INFORMATION

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

LACK OF ONGOING INFORMATION

The Company will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the Company is allowed to stop providing annual information in certain circumstances.

UNINSURED LOSSES

Although the Company will carry liability and workers comp insurance, the Company may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, the Company could incur an uninsured loss that could damage its business.

CHANGES IN LAWS

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect the Company's financial performance or ability to continue to operate. Specifically, any additional regulation on the beauty industry could significantly negatively affect the business.

CONFLICT OF INTEREST WITH COMPANIES AND THEIR MANAGEMENT

In many ways, your interests and the interests of the Company's management will coincide: you both want the Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these:

- You might want the company to act conservative to make sure they are best equipped to repay the Note obligations, while the company might prefer to spend aggressively to invest in the business.
- You would like to keep the compensation of managers low, while managers want to make as much as they can.

FUTURE INVESTORS MIGHT HAVE SUPERIOR RIGHTS

If the Company needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

THE COMPANY IS NOT SUBJECT TO THE CORPORATE GOVERNANCE REQUIREMENTS OF THE NATIONAL SECURITIES EXCHANGES

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), which is responsible for monitoring the company's compliance with the law. The Company will not be required to implement these and other investor protections.

YOU HAVE A LIMITED UPSIDE

Notes include a maximum amount you can receive. You cannot receive more than that even if the Company is significantly more successful than your initial expectations.

PAYMENTS AND RETURN ARE UNPREDICTABLE

Because your payments are based on the revenue of the Company, and the revenue of the Company can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

THE NOTES ARE UNSECURED AND UNINSURED

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

SUBORDINATION

The Notes shall be subordinated to all indebtedness of the Company to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

LACK OF GUARANTY

The Notes are not personally guaranteed by any of the founders or any other person.

LIMITATION OF INDIVIDUAL RIGHTS IN EVENT OF DEFAULT

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

APPENDIX B:
HISTORICAL FINANCIAL STATEMENTS

11 Hair Stories LLC, d/b/a THE PLAN

Balance Sheet	
	9/30/2018
Asset Type	
Current Assets	0
Fixed Assets	0
Other Assets	0
Current Liabilities	0
Long-term Liabilities	0
Owner Equity	0
Total Assets	0
Total Liabilities & Stockholder Equity	0
Balance	**0**

11 Hair Stories LLC, d/b/a THE PLAN

Income Statement

	6/26/2018 - 9/30/2018
Financial Statements in U.S. Dollars	
Revenue	
Gross Sales	0
Less: Sales Returns and Allowances	0
Net Sales	0
Cost of Goods Sold	
Beginning Inventory	0
Add: Purchases	0
Freight-in	0
Direct Labor	0
Indirect Expenses	0
Inventory Available	0
Less: Ending Inventory	0
Cost of Goods Sold	0
Gross Profit (Loss)	0
Expenses	
Advertising	0
Amortization	0
Bad Debts	0
Bank Charges	0
Charitable Contributions	0
Commissions	0
Contract Labor	0
Depreciation	0
Dues and Subscriptions	0
Employee Benefit Programs	0
Insurance	0
Interest	0
Legal and Professional Fees	0
Licenses and Fees	0
Miscellaneous	0
Office Expense	0
Payroll Taxes	0
Postage	0
Rent	0
Repairs and Maintenance	0
Supplies	0
Telephone	0
Travel	0
Utilities	0
Vehicle Expenses	0
Wages	0
Total Expenses	0
Net Operating Income	0
Other Income	
Gain (Loss) on Sale of Assets	0
Interest Income	0
Total Other Income	0
Net Income (Loss)	0



I, Chelsea Falcetti, certify that:

(1) The financial statements of 11 HAIR STORIES, LLC included in this Form are true and complete in all material respects; and

(2) The tax return information of 11 HAIR STORIES, LLC have not been included in this Form as 11 HAIR STORIES, LLC has only been formed on 6/26/18 and has not filed a tax return to date.

Signature: DocuSigned by: 8A24FB37DE16443...

Name: Chelsea Falcetti
Title: Owner, 11 HAIR STORIES, LLC